UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

14888D208
(CUSIP Number)

Julian Singer
JDS1, LLC
2200 Fletcher Avenue, Suite 501
Fort Lee, New Jersey 07024
(201) 592-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Wayne Barr, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		398,838
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

398,838
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		378,442*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

378,442*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,442*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 50,500 shares of Common Stock underlying certain call options exercisable within 60 days, as further described in Item 6.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		398,838
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

398,838
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.
Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On January 13, 2020, the Reporting Persons entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer pursuant to which, within five business days of the execution of the Cooperation Agreement, the Issuer’s Board of Directors (the “Board”) shall irrevocably appoint Sharon Tetlow and Geoffrey Ling, M.D. (together, the “New Directors”) as directors of the Issuer, effective on January 15, 2020, with Ms. Tetlow becoming a Class III director whose term shall expire at the 2021 annual meeting of the Issuer’s stockholders, and Dr. Ling becoming a Class I director whose term shall expire at the 2022 annual meeting of the Issuer’s stockholders.  In addition, as promptly as practicable following the date of the Cooperation Agreement, the Issuer agreed that the Board will take all necessary actions to set the size of the Board at nine members solely to accommodate the New Directors, and the Issuer’s Board agreed to nominate a slate of directors at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”) consisting of (i) the Class II members of the Board as of the date thereof, but excluding (ii) each of Jeff Himawan, Ph.D. and John P. Richard, whose terms will expire at the 2020 Annual Meeting.  Further, the Issuer agreed that immediately prior to the 2020 Annual Meeting, the Board shall take all necessary actions to (i) set the size of the Board at seven members so that, assuming the election of each current Class II director standing for re-election, there are no vacancies on the Board and (ii) distribute the classes of directors of the Board as equally as possible, provided that each of the New Directors will remain members of the classes indicated above. During the Standstill Period (as defined below), the parties to the Cooperation Agreement agreed that neither the Board nor any committee of the Board shall modify the size of the Board from seven directors without the unanimous approval of the Board. The New Directors were appointed to the Board on January 15, 2020 in compliance with the Cooperation Agreement.

The Reporting Persons also agreed pursuant to the Cooperation Agreement to vote all shares of Common Stock beneficially owned by them and their affiliates at the 2020 Annual Meeting (a) in favor of the election of any incumbent director nominated by the Board, and (b) otherwise in accordance with the Board’s recommendation on all other ordinary course matters recommended for stockholder approval by the Board; provided, however, that in the event that Institutional Shareholders Services (“ISS”) recommends otherwise with respect to any proposals (other than the election of directors), each of the Reporting Persons shall be permitted to vote in accordance with the ISS recommendation, and nothing in the Cooperation Agreement shall restrict the Reporting Persons from voting freely or taking any position on any stockholder approval for any extraordinary transaction, such as a merger, material acquisition or disposition, material financing transaction or liquidation and winding up of the Issuer.  The Reporting Persons also agreed not to bring any business (including director nomination) or proposals before or at the 2020 Annual Meeting.

Further, the Reporting Persons agreed to certain standstill provisions commencing on the date of the Cooperation Agreement and ending on the earliest of (i) the 30th calendar day preceding the opening of the nomination window for submission of director nominees for the Issuer’s 2021 annual meeting of stockholders, (ii) a material breach by the Issuer of its obligations under the Cooperation Agreement which is not cured within five business days after the Issuer receives written notice from any of the Reporting Persons, (iii) an announcement by the Issuer of any type of transaction involving a change of control of the Issuer and (iv) the adoption by the Board of any amendment to any of the organizational documents of the Issuer that would impair the ability of stockholders to submit director nominations in connection with stockholder meetings after the 2020 Annual Meeting (the “Standstill Period”).  The Reporting Persons agreed, among other things, that during the Standstill Period, neither they nor any of their affiliates will: (a) submit any stockholder proposal (pursuant to Rule 14a-8 or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board other than as expressly permitted by the Cooperation Agreement, (b) engage in any “solicitation” of proxies (or written consents) in opposition to the recommendation or proposal of the Board, (c) seek to call a special meeting of the Issuer’s stockholders, or make a request for a list of the Issuer’s stockholders or for any books and records of the Issuer, (d) form, join in or in any other way participate in a Section 13(d) group with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than a group consisting only of some or all of the Reporting Persons and their affiliates, (e) vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board, (f) seek to place a representative or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board other than pursuant to the Cooperation Agreement, (g) acquire beneficial ownership of (A) any interests in the Issuer’s indebtedness or (B) an aggregate amount of more than 14.99% of the outstanding Common Stock, (h) short sell the Issuer’s capital stock, and (i) seek, propose or make any statement (other than to one or more members of the Board or management or its advisors or agents) with respect to, or solicit, or negotiate with or provide any information to any person with respect to, a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, change in structure or composition of the Board, change in the executive officers of the Issuer, change in capital structure, recapitalization, dividend, share repurchase or similar transaction involving the Issuer.

Pursuant to the Cooperation Agreement, during the Standstill Period, if Dr. Ling is unable or unwilling to serve as a director, resigns as a director, or is removed as a director, JDS1 shall have the ability to recommend a substitute person to replace Dr. Ling. If Ms. Tetlow is unable or unwilling to serve as a director, resigns as a director, or is removed as a director, the Board shall have the ability to recommend a substitute director to JDS1 to replace Ms. Tetlow and JSD1 will consider such candidate and make its determination and recommendation regarding whether such candidate is suitable for the Board.  JDS1’s rights regarding such replacement directors shall terminate upon the earlier of (i) the time at which JDS1, CCUR, Julian Singer and each of their affiliates collectively hold less than 3% of the fully-diluted capital stock of the Issuer and (ii) the end of the Standstill Period. The Cooperation Agreement shall terminate at the end of the Standstill Period.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, any limitations imposed by the Cooperation Agreement, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to limitations imposed by the Cooperation Agreement: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
The disclosure in Item 4 is incorporated herein by reference.
The Cooperation Agreement is incorporated by reference as Exhibit 99.3 hereto and is incorporated by reference herein.
Item 7.	Material to be Filed as Exhibits.

99.3	Cooperation Agreement, dated January 13, 2020 by and among Catalyst Biosciences, Inc., CCUR Holdings, Inc., Wayne Barr, Jr., JDS1, LLC, David S. Oros and Julian Singer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Catalyst Biosciences, Inc. with the SEC on January 17, 2020).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020

CCUR HOLDINGS, INC.

By:	/s/ Wayne Barr, Jr
	Name:	Wayne Barr, Jr.
	Title:	CEO, President and Executive Chairman

JDS1, LLC

By:	/s/ Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

/s/ Wayne Barr, Jr.
WAYNE BARR, JR.

/s/ David S. Oros
DAVID S. OROS

/s/ Julian Singer
JULIAN SINGER